AMCI Acquisition Corp.
1501 Ligonier Street, Suite 370
Latrobe, PA 15650

VIA EDGAR

December 31, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Sherry Haywood, Esq., Attorney-Advisor

Re:	AMCI Acquisition Corp.
Registration Statement on Form S-4
Filed November 24, 2020
File No. 333-250946

Dear Ms. Haywood:

AMCI Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 21, 2020, regarding the Registration Statement on Form S-4 filed with the Commission on November 24, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have today filed a pre-effective amendment to the Registration Statement to reflect the changes discussed below.

Registration Statement on Form S-4 filed 24, 2020

Proxy Statement/Prospectus Cover Page/Letter to Stockholders , page 1

1.	Please disclose the total number of shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

Response: We have revised the Registration Statement to provide that an aggregate of 25,000,000 shares of Class A common stock, par value $0.0001 per share, will be issued by the Company to the holders of the capital stock of Advent Technologies Inc. (“Advent”) and that additional shares may be issued in connection with possible closing adjustments.

What interests do AMCI’s current officers and directors have in the Business Combination?, page 10

2.	Please quantify the interests each of your sponsor, current officers and directors will receive in the business combination.

Response: We have revised the Registration Statement to provide that other than arrangements specifically described in the Registration Statement, none of our sponsor, current officers or directors will receive any interest in the business combination, but they will continue to hold the interests in the Company they owned prior to the business combination. We have provided that Messrs. Hunter and Clark will remain as directors following the business combination. In addition, we have provided that Mr. Hunter and Advent are expected to enter into an employment agreement prior to the closing of the business combination, pursuant to which Mr. Hunter is expected to serve as Advent’s President and Chief Financial Officer and receive an annual base salary of $475,000, an annual performance bonus with a target equal to 125% of his annual base salary, severance entitlements upon a termination of employment without “cause” or resignation by him for “good reason’ (as customarily defined) comparable to those provided to Mr. Gregoriou and described in the Registration Statement, and a one-time signing bonus of $400,000, payable in two equal installments on the same schedule as applicable to other executives of Advent.

3.	Please provide the consideration paid for the Placement Warrants. Please disclose the current value of the Sponsor Shares and Private Warrants.

Division of Corporation Finance
December 31, 2020

Response: We have revised the Registration Statement to state that, at the time of the closing of the Company’s initial public offering, our sponsor purchased an aggregate of 5,910,416 private placement warrants, each exercisable for one share of our Class A common stock at $11.50 per share, for a purchase price of $5,910,416, or $1.00 per warrant.

It is not possible to determine the current value of the Sponsor Shares, because such shares are not transferable until one year after the consummation of the initial business combination unless certain share price conditions are met, and such shares will become worthless in the event the Company does not consummate an initial business combination and liquidates.  Although the Placement Warrants held by the sponsor have certain rights that differ from the rights of holders of the public warrants, and the resale of the warrants would need to be made pursuant to a resale registration statement declared effective by the Commission, we have added a statement that “On December 29, 2020, the closing price of the public warrants of the Company on the Nasdaq Capital Market was $3.35.”

4.	Please quantify the out-of-pocket expenses incurred by your AMCI executive officers, directors, and their respective affiliates as of a recent practicable date.

Response: We have revised the Registration Statement to state that as of December 28, 2020, none of AMCI’s officers and directors have incurred any out-of-pocket expenses.

5.	Please revise the last bullet to disclose the amount to be paid to Messrs. Gregoriou, De Castro and Kaskavelis for prior years of service.

Response: We have revised the Registration Statement to state that as of November 18, 2020, an aggregate of $648,394, $526,122 and $65,000 was due in unpaid compensation for prior service to, respectively, Messrs. Gregoriou, De Castro and Kaskavelis.

AMCI’s board of directors believes that the Proposals to be presented at the AMCI Special Meeting , page 32

6.	You disclose the loan from Orion to you as of November 24, 2020. Please file the loan agreement as an exhibit.

Response: The Company signed a promissory note in favor of Orion dated as of May 20, 2020. On October 12, 2020, the promissory note was amended. The original promissory note was filed as Exhibit 10.1 to the Form 8-K of the Company filed on May 21, 2020. The amendment to the promissory note was filed as Exhibit 10.5 to the Form 8-K of the Company filed on October 16, 2020. Pursuant to the staff comment, both the promissory note and the amendment will be referenced in the exhibits to the Registration Statement.

The Amended Charter will designate a state or federal court located within the State of Delaware as the exclusive forum, page 45

7.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note that your Amended Charter will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please ensure that your disclosures on page 151 and 160 are consistent with the scope of your provision. We note that Annex B does not include an exclusive forum provision. Please revise your disclosure or update Annex B.

Division of Corporation Finance
December 31, 2020

Response: We have revised the disclosure in the Registration Statement to provide that the Company’s amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We will state that we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The exclusive forum section of the form of the amended and restated certificate of incorporation will be revised to reflect the foregoing provisions.

Background of the Business Combination, page 85

8.
Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, valuation, PIPE, requirement that AMCI to amend the Warrant Agreement to cash out the AMCI warrants, and proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: As requested by the staff, we have revised the Registration Statement to include the requested information.

9.
We note your disclosure that AMCI and Advent amended the Merger Agreement to remove the requirement set forth therein requiring AMCI to amend the Warrant Agreement to cash out the AMCI warrants for $1.50 per warrant. Please elaborate on the reasons for the amendment.

Response: The amendment was entered into following a determination by the Company that the requirement to cash out the warrants would not be well received by the Company’s stockholders.

The Board’s Reasons for Approval of the Business Combination, page 90

10.
Please revise to include the financial projections of Advent. In that regard, we note your disclosures in the fourth bullet point on page 91. We also note that Advent’s financial projections were included on page 34 of your Investor Presentation.

Division of Corporation Finance
December 31, 2020

Response: As requested by the staff, we have revised the Registration Statement to include the financial projections of Advent.

Certain United States Federal Income Tax Considerations of the Redemption, page 95

11.	Please revise the section headers which indicate that the opinion only covers “certain” material tax consequences.

Response: As requested, the section headers have been revised.

12.	Please revise to include the material tax consequences of the merger.

Response: As requested by the staff, we have revised the Registration Statement to discuss such consequences.

Recent Developments, page 122

13.
You disclose that on October 16, 2020, your stockholders agreed to amend the certificate of incorporation to extend the deadline to consummate the business combination until February 21, 2020. Please revise to reflect the February 22, 2021 extension deadline.

Response: We have corrected this error in the Registration Statement.

Information about Advent, page 126

14.	Please disclose the term of your agreement with U.S. Department of Energy’s L’Innovator Program.

Response: The amended Registration Statement provides that the term of the L’Innovator Program is 24 months, but that any license negotiated between the parties would be for the life of the relevant patents.

15.
We note your disclosure that Advent has a number of partnerships, including with the DoE, NASA and the European Space Agency. We also note your disclosure that you have entered into licensing and joint-development agreements. Please disclose the materials terms of these agreements and file your material agreements as exhibits.

Response: Advent does not consider any of these agreements to be material as they were entered into in the ordinary course and are of the type of agreement that ordinarily accompanies the kind of business conducted by Advent. In particular, the L’Innovator Program agreement with the U.S. Department of Energy is only a supplement to Advent’s current product line and thus not material to Advent’s success as a company. Similarly, the agreements with NASA and the European Space Agency are ordinary course agreements that simply highlight the diverse applications of Advent’s technology but in no way are determinative of Advent’s success.

Compensation Committee, page 164

16.
You disclose “if qualified as a controlled company” you intend to rely upon the exemption for the requirement that it have a compensation committee comprised entirely of independent directors. If you will be a “controlled company” after the transactions, please revise your registration statement to disclose this fact and discuss who will control a majority of the voting power of the company after the business combination.

Response: The Registration Statement has been revised to provide that the Company does not intend to rely upon any of the controlled company accommodations.

Division of Corporation Finance
December 31, 2020

General

17.
Please disclose your anticipated use of the proceeds. In that regard, we note page 31 of your Investor Presentation, filed as exhibit 99.1 to your Form 8-K filed October 13, 2020, includes a break down of how you plan to use the proceeds from the Trust in your business. In addition, please revise your filing to include all material information found in the Investor Presentation.

Response: We have revised the Registration Statement in accordance with the staff comment.

We thank the Staff for its review of the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ William Hunter
William Hunter, President and Chief Executive Officer
AMCI Acquisition Corp.
cc: Jeffrey Rubin, Esq.